Exhibit 4.70(a)

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

AEGEAN MARINE PETROLEUM NETWORK INC.

AEGEAN BUNKERING (USA) LLC

AND

HESS CORPORATION

DATED NOVEMBER 12, 2013

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6.6	Seller's Marks	21
6.7	Further Assurances	21
6.8	Limited Licenses	21
ARTICLE VII	CONDITIONS PRECEDENT	21
7.1	Conditions to the Obligations of Each Party	22
7.2	Conditions to the Obligations of Purchaser	22
7.3	Conditions to the Obligations of Seller	22
7.4	Frustration of Closing Conditions	23
ARTICLE VIII	SURVIVAL; INDEMNIFICATION; PARENT GUARANTEE	23
8.1	Survival of Representations and Warranties	23
8.2	Indemnification by Seller	23
8.3	Indemnification by Purchaser	23
8.4	Limitation on Indemnification	23
8.5	Losses Net of Insurance	24
8.6	Indemnification Procedure	24
8.7	Third-Party Claims	24
8.8	Sole Remedy/Waiver	25
8.9	Parent Guarantee	25
ARTICLE IX	TERMINATION	26
9.1	Termination Events	26
9.2	Effect of Termination	27
ARTICLE X	MISCELLANEOUS	27
10.1	Expenses	27
10.2	Notices	28
10.3	Entire Agreement	28
10.4	Binding Effect; Benefit; Assignment	28
10.5	Amendment and Modification	29
10.6	Counterparts	29
10.7	Applicable Law	29
10.8	Severability	29
10.9	Waiver of Jury Trial	30
10.10	Rules of Construction	30
10.11	Headings	30
10.12	Specific Enforcement	30

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EXHIBITS

Exhibit A:	Inventory Value Policies and Procedures
Exhibit B:	Forms of Storage Agreements
Exhibit C:	Inventory Measurement Policies and Procedures
Exhibit D:	Form of Bill of Sale
Exhibit E:	Assignment and Assumption of Contracts
Exhibit F:	Guarantee

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PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this "Agreement") is dated November 12, 2013 by and among Aegean Marine Petroleum Network Inc., a corporation organized under the Laws of the Republic of the Marshall Islands ("Parent"), Aegean Bunkering (USA) LLC ("Purchaser"), a limited liability company organized under the Laws of the State of Delaware, and Hess Corporation, a corporation organized under the Laws of the State of Delaware ("Seller").

W I T N E S S E T H:

WHEREAS, Purchaser is a wholly-owned subsidiary of Parent; and

WHEREAS, Purchaser desires to purchase and assume (and Parent desires Purchaser to purchase and assume), and Seller desires to sell and assign to Purchaser, certain assets and certain liabilities of Seller relating to Seller's Bunker Oil Business (as defined herein), on the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

1.1   Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below:

"Affected Employee" means each Business Employee who shall accept an offer of employment by Purchaser extended pursuant to Section 6.3.

"Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that "control" (including its correlative meanings) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Antitrust Authorities" means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

"Antitrust Filings" means all required filings under the HSR Act and all required filings under other applicable Antitrust Laws required in order to consummate the transactions contemplated by this Agreement.

"Antitrust Laws" means the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. § 41-58, as amended; and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

"Assumed Contracts" means the contracts listed on Schedule 1 hereto and each Closing Date Spot Contract; provided, that if the Terminals Sale Closing has occurred prior to or simultaneous with the Closing, the Assumed Contracts shall also include the Assumed Storage Contracts.

"Assumed Storage Contracts" means the storage contracts to be entered into by and between Seller and Buckeye Partners, L.P. in connection with the Terminals Sale Closing if the Terminals Sale Closing has occurred prior to or simultaneous with the Closing, in the forms attached hereto as Exhibit B.

"BLADES Application" means the BLADES application developed by Seller that is used for the planning and scheduling of Seller's bulk transactions.

"Bunker Oil Business" means the bunker oil business owned and operated by Seller.

"Business Day" means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

"Business Employee" means any individual listed on Schedule 2 hereto.

"Closing Date Spot Contract" means any Spot Contract to which Seller is a party as of the Closing Date and which has not been fully performed by Seller as of the Closing Date.

"Code" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

"Confidentiality Agreement" means that certain Confidentiality Agreement by and between Seller and Purchaser, dated June 3, 2013, as amended by First Amendment to Confidentiality Agreement, dated August 30, 2013.

"Governmental Entity" means any federal, state, local or foreign court, arbitral tribunal, political subdivision, board, bureau, department, administrative agency or commission or other governmental or regulatory instrumentality, agency or authority.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder.

"Initial Purchase Price" means an amount equal to (a) $30,000,000 (Thirty Million Dollars), plus (b) the Estimated Inventory Value.

"Inventory" means all bunker oil and all components used to make, blend or formulate bunker oil, in each case, that are (a) owned by Seller as of the Closing Date (i) at the Terminals, (ii) in transit to the Terminals or any Off-Site Storage Facility or (iii) held in any Off-Site Storage Facility or on any barge pursuant to an Assumed Contract, in each case, the title to which has passed to Seller as of the Closing Date or (b) in transit to the Terminals or any Off-Site Storage Facility which Seller has contracted for or committed to purchase as of the Closing Date, the title to which shall pass to Seller upon delivery.

"Inventory Value" means the value of the Inventory as of the Closing Date as determined in accordance with the procedures set forth in Exhibit A hereto.

"Inventory Results Date" means the date on which the parties shall have received the Inventory Report in accordance with Section 3.1(c).

"Law" means any treaty, statute, law, ordinance, policy, directive, rule or regulation of any Governmental Entity and all judicial interpretations thereof and any common law doctrine.

"Liabilities" means any and all indebtedness, taxes, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, determined or determinable, due or to become due, regardless of when asserted.

"Liens" means any security interests, mortgages, deeds of trust, liens, pledges charges, claims, easements, reservations, options, rights of first refusal, encumbrances or other restrictions or limitations on ownership or use of personal property or irregularities in title thereto.

"Loss" or "Losses" means, without duplication, any and all claims, judgments, awards, Liabilities, taxes, losses, costs or damages, including reasonable attorneys', accountants' and other professionals' fees and expenses.

"Material Adverse Effect" means any material adverse effect on Purchased Assets, taken as a whole.

"Notification and Report Form" means a Notification and Report Form required under the HSR Act with respect to the transactions contemplated hereby to be filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission.

"Off-Site Storage Facility" means any off-site storage facility at which Inventory is stored as of the Closing Date or to which Inventory is in transit as of the Closing Date.

"Order" means any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.

"Permits" means all permits, licenses, authorizations, registrations, franchises, approvals, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Entities.

"Permitted Liens" means (a) statutory Liens or other Liens arising by operation of law securing payments not yet due, including mechanics' or materialmens' Liens, (b) Liens for taxes not yet due and payable or for current taxes that may thereafter be paid without penalty or which are being contested in good faith and by appropriate proceedings, and (c) any other Liens not described in clauses (a) and (b) above which appear on a public record or are created by this Agreement or connected with the transactions contemplated hereby or are created by the actions of Purchaser or its Affiliates.

"Person" means any individual, partnership, limited partnership, limited liability partnership, joint venture, corporation, limited liability company, association, trust, unincorporated organization, group or Governmental Entity.

"Representatives" of any Person means such Person's directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

"Spot Contract" means any bunker sale spot contract entered into by Seller in the ordinary course of business.

"Storage Agreements" means the storage agreements in the forms attached hereto as Exhibit B, with such changes as are necessary to (a) reflect Purchaser as the Customer (as defined therein) thereunder and Seller as the Terminal Operator (as defined therein) thereunder and (b) provide for a guarantee by Parent of Purchaser's obligations as set forth in Exhibit F hereto.

"Tempest Software" means the Triple Point Technology, Inc., software application used by Seller for trade capture, position tracking and reporting, trade cost capture and trade profit and loss tracking and reporting.

"Terminals" means the petroleum products terminals owned or leased by Seller listed on Schedule 3 hereto.

"Terminals Sale Closing" means the closing of the sale of Seller's terminals business to Buckeye Partners, L.P. pursuant to that certain Purchase and Sale Agreement by and between Buckeye Partners, L.P. and Seller, dated October 9, 2013.

1.2           Additional Defined Terms. In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated below.

Defined Term	Section
Agreement	Preamble
Arbitrator	3.1(e)
Assignment and Assumption of Contracts	3.3(b)(iv)
Assumed Liabilities	2.2
Bill of Sale	3.3(b)(ii)
Closing	3.3(a)
Closing Date	3.3(a)

COBRA	6.3(e)
Collateral Source	8.5
Divestiture	6.5(e)
Employee Benefit Plan	4.7(a)
End Date	9.1(b)(ii)
ERISA	4.7(a)
Estimated Inventory Value	3.1(a)
Field Inspectors	3.1(c)
Final Purchase Price	3.1(f)
Indemnified Party	8.6(a)
Indemnifying Party	8.6(a)
Inventory Measurement	3.1(c)
Inventory Report	3.1(c)
Knowledge of Seller	1.3(i)
Notice of Objection	3.1(e)
Parent	Preamble
Purchase Price Adjustment	3.1(f)
Purchase Price Allocation	3.2
Purchased Assets	2.1
Purchaser	Preamble
Purchaser Indemnitees	8.2
Purchaser Obligations	8.9
Retained Liabilities	2.2
Seller	Preamble
Seller Indemnitees	8.3
Seller's Marks	6.6
Seller's Proposed Calculations	3.1(d)
Transfer Taxes	6.2(a)

1.3          Construction. In this Agreement, unless the context otherwise requires:

(a)          references to "writing" or comparable expressions include a reference to facsimile transmission or comparable means of communication (including electronic mail; provided, that the sender complies with the provisions of Section 10.2);

(b)          words expressed in the singular number shall include the plural and vice versa;

(c)          the descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(d)          references to "day" or "days" are to calendar days;

(e)          the words "hereof", "herein", "hereto" and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any provision of this Agreement;

(f)           references to any agreement or document shall be construed as a reference to such agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(g)           "include", "includes", and "including" are deemed to be followed by "without limitation";

(h)           references to "$" are to the lawful currency of United States of America; and

(i)           when any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the "Knowledge of Seller" or words of similar import, it shall mean the actual knowledge of the individuals listed on Schedule 4 hereto, without inquiry or investigation.

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1           Sale of Purchased Assets. On the terms and subject to the conditions hereof, Purchaser agrees to purchase and assume from Seller, and Seller agrees to sell, convey, transfer, assign and deliver to Purchaser, on the Closing Date, the Purchased Assets, free and clear of any Liens except Permitted Liens. The "Purchased Assets" shall mean all the right, title and interest of Seller in and to (a) the Inventory, (b) each Assumed Contract and (c) files and records (including customer lists), whether in hard copy or electronic format, exclusively with respect to or relating to the Inventory, the Bunker Oil Business or the Assumed Contracts, but excluding (i) any information which, if transferred to Purchaser or its Affiliates, would violate applicable Law or be reasonably likely to cause the waiver of any attorney/client or similar privilege and (ii) general books of account and books of original entry that comprise Seller's or its Affiliates' tax records, corporate minute books, stock books and related organizational documents. It is understood and agreed that (x) cash and accounts receivable relating to the Purchased Assets, the BLADES Application and Tempest Software shall not be deemed to be Purchased Assets and (y) all rights to the name "Hess", "Hess Oil" and related trademarks, service marks, trade dress, domain names and other indicia of origin and any other indicia of origin that is confusingly similar to the foregoing, shall not be Purchased Assets. Additionally, notwithstanding anything to the contrary contained in this Section 2.1, the Inventory in transit referred to in clause (b) of the definition of "Inventory" shall be assigned and delivered to Purchaser upon title thereto passing to Seller.

2.2           Assumption of Liabilities. On the terms and subject to the conditions hereof, Purchaser agrees, effective at the Closing, to assume, pay, perform and discharge when due, only the following Liabilities of Seller: (a) Liabilities accruing under the Assumed Contracts in accordance with their respective terms, but in each case only to the extent (i) such Assumed Contracts have been effectively assigned and transferred to Purchaser pursuant to the provisions hereof or Purchaser has received the benefits under such Assumed Contracts pursuant to Section 2.3 and (ii) such Liabilities arise on or after the Closing Date; (b) all Liabilities relating to Affected Employees that arise on or after the Closing Date, except as otherwise provided in

Section 6.3; and (c) otherwise arising from ownership or operation of the Purchased Assets by Purchaser from and after the Closing Date (collectively, the "Assumed Liabilities").

Purchaser is not assuming any Liabilities of Seller whether or not relating to the Purchased Assets or the Bunker Oil Business, other than the Assumed Liabilities (all Liabilities of Seller which are not Assumed Liabilities, the "Retained Liabilities"). The Retained Liabilities shall at and after the Closing remain the exclusive responsibility and obligation of Seller.

2.3           Assignment of Contracts, Rights, Etc. (a) Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from third parties and that such consents have not been and may not be obtained. From and after the date hereof, the parties hereto shall have a continuing obligation to use their commercially reasonable efforts to cooperate with each other and to obtain promptly all authorizations, approvals, consents, negative clearances or waivers of third parties as may be required to effect the transactions contemplated by this Agreement; provided, that neither Seller nor any of its Affiliates shall be required to repay any indebtedness for borrowed money, amend any contract to increase the amount payable thereunder or otherwise to be materially more burdensome to Seller or any of its Affiliates, commence any litigation, offer or grant any accommodation (financial or otherwise) to any third party, pay any amount or bear any other incremental economic burden to obtain any such authorization, approval, consent, negative clearance or waiver; and provided, further, that no party hereto shall incur any expense that would be payable by any other party hereto without the consent of such other party. Purchaser agrees that neither Seller nor any of its Affiliates shall have any Liability whatsoever arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default under, or acceleration or termination of, any Assumed Contract or other Purchased Asset, as a result thereof. Purchaser further agrees that no representation, warranty or covenant of Seller contained herein shall be breached, or deemed breached, and no condition to Purchaser's obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (i) the failure to obtain any such consent or as a result of any such default, acceleration or termination or (ii) any lawsuit, action, claim or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination; provided, that this sentence shall not have the effect of curing any breach by Seller of Section 4.2(b).

(b)           Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to Purchaser of any Purchased Asset would require any third party's authorization, approval, consent, negative clearance or waiver and such authorization, approval, consent, negative clearance or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery of such Purchased Asset. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate with each other in any commercially reasonable and economically feasible arrangement to provide that Purchaser shall receive the interest of Seller or its Affiliates in the benefits under such Purchased Asset and shall be responsible for the Liabilities of Seller under, and the obligations of

Seller with respect to, the Assumed Liabilities. Following the Closing, the obligations of the parties hereto to seek any authorizations, approvals, consents, negative clearances or waivers as set forth in Section 2.3(a) shall continue, and, upon obtaining the requisite authorization, approval, consent, negative clearance or waiver, Seller shall promptly convey, transfer, assign and deliver, or cause to be conveyed, transferred, assigned and delivered, such Purchased Asset to Purchaser hereunder.

ARTICLE III

PURCHASE PRICE

3.1           Purchase Price. (a) At least three (3) Business Days, but not more than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth Seller's good faith estimate of the amount of the Inventory Value (the "Estimated Inventory Value") determined in accordance with the procedures set forth in Exhibit A hereto (except that for purposes of calculating the Estimated Inventory Value, the reference date for the applicable price quotations described in Exhibit A shall be determined by Seller).

(b)           At the Closing, Purchaser shall pay to Seller, in full consideration for the sale and transfer by Seller of the Purchased Assets (subject to the adjustments set forth in this Section 3.1), free and clear of any taxes, fees and other deductions, the Initial Purchase Price, such payment to be made by wire transfer of immediately available funds to an account designated by Seller in writing to Purchaser at least three (3) Business Days prior to the Closing.

(c)           Commencing on the Closing Date, the volume and quality of Inventory (the "Inventory Measurement") shall be measured by two (2) independent inspectors (the "Field Inspectors") appointed by Seller and Purchaser and mutually acceptable to both parties; provided, that the volume and quality of Inventory described in clause (b) of the definition of "Inventory" shall be measured upon its delivery to the applicable Terminal or Off-Site Storage Facility; provided, further, that in the case of any Inventory described in clause (a)(ii) and (iii) of the definition of Inventory, the volume and quality of such Inventory for purposes of the Inventory Measurement shall be the volume and quality of such Inventory as set forth in the bill of lading or, to the extent that in accordance with customary industry practice an independent inspector has measured the volume and quality of such Inventory, the independent inspector's report applicable to such Inventory (it being understood that the volume and quality of such Inventory shall not be subject to measurement by the Field Inspectors). The Inventory Measurement shall be conducted in accordance with the procedures set forth in Exhibit C hereto. Seller and Purchaser shall be entitled, at their respective own expense, to have Representatives present for the Inventory Measurement at each Terminal and at each Off-Site Storage Facility so long as such Representatives do not interfere with the tasks or responsibilities of the Field Inspectors. If the Field Inspectors at any Terminal or at any Off-Site Storage Facility are initially unable to agree upon any volumes or quality of any Inventory, then such Field Inspectors shall retest and re-measure until such Field Inspectors are in agreement. For each Terminal and each Off-Site Storage Facility, the respective Field Inspectors shall issue a joint written report (the "Inventory Report") to both Seller and Purchaser within five (5) days after the later of (i) the Closing Date and (ii) if any Inventory described in clause (b) of the definition of Inventory is measured, the last date on which all Inventory has been delivered to the relevant Terminal and/or Off-Site Storage Facility, setting forth their final determination of the volume and quality of Inventory at such Terminal or Off-Site Storage Facility, as applicable, as of the Closing Date. The fees and expenses of the Field Inspectors shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

(d)           Within ten (10) Business Days of the Inventory Results Date, Seller shall prepare and deliver to Purchaser a statement (the "Seller's Proposed Calculations") setting forth Seller's good faith calculations of the Inventory Value based on the Inventory Report, bills of lading and independent inspectors' reports.

(e)           If Purchaser does not object to the Seller's Proposed Calculations by written notice of objection (the "Notice of Objection") delivered to Seller within ten (10) Business Days after Purchaser's receipt of the Seller's Proposed Calculations, the calculation of the Inventory Value pursuant to the Seller's Proposed Calculations shall be deemed final and binding. A Notice of Objection under this Section 3.1(e) shall set forth in reasonable detail Purchaser's alternative calculations of the Inventory Value. If Purchaser delivers a Notice of Objection to Seller within the ten (10) Business Day period referred to above, then Seller and Purchaser shall promptly endeavor in good faith to resolve the Inventory Value. If a written agreement determining the Inventory Value has not been reached within ten (10) Business Days (or such longer period as may be agreed by Seller and Purchaser) after the date of receipt by Seller of the Notice of Objection, the resolution of such disputed amounts shall be submitted to an independent arbitrator mutually acceptable to Purchaser and Seller (the "Arbitrator"). Seller and Purchaser shall use their commercially reasonable efforts to cause the Arbitrator to render a decision in accordance with this Section 3.1(e) along with a statement of reasons therefor within thirty (30) days of the submission of the Inventory Value to the Arbitrator. The decision of the Arbitrator with respect to the Inventory Value shall be final and binding upon each party hereto and the decision of the Arbitrator shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. If Seller and Purchaser submit the Inventory Value to the Arbitrator for resolution, Seller and Purchaser shall each pay their own costs and expenses incurred under this Section 3.1(e), and the party whose position with respect to the Inventory Value is furthest from the Inventory Value determined by the Arbitrator shall pay the costs and expenses of the Arbitrator.

(f)           If the amount of (i) the Inventory Value as determined pursuant to Section  3.1(e), less (ii) the Estimated Inventory Value (such amount, the "Purchase Price Adjustment") is (x) a positive number, Purchaser shall pay to Seller the Purchase Price Adjustment, or (y) a negative number, Seller shall pay to Purchaser the absolute value of the Purchase Price Adjustment. The Initial Purchase Price, as adjusted pursuant to this Section 3.1(f), shall be the "Final Purchase Price". The Purchase Price Adjustment shall be paid within three (3) Business Days of the determination of the Inventory Value pursuant to Section 3.1(e) by wire transfer of immediately available funds to an account designated to the paying party in writing promptly following such determination. The Purchase Price Adjustment and any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as adjustments to the purchase price for federal, state, territory, local and foreign income tax purposes.

3.2           Allocation of Purchase Price. Seller and Purchaser will endeavor in good faith to agree, prior to the Closing Date, on a reasonable allocation of the Initial Purchase Price and the Final Purchase Price among the Purchased Assets other than the Inventory (the "Purchase Price Allocation"), which shall be revised to take into account subsequent adjustments to the Initial Purchase Price and the Final Purchase Price. The parties agree that the Estimated Inventory Value shall be allocated solely to the Purchased Assets that comprise Inventory. Except as may be otherwise agreed by the parties hereto, neither party shall file any tax return or other document or otherwise take any position which is inconsistent with the Purchase Price Allocation if agreed within sixty (60) days after the Closing Date, unless required by applicable Law or as necessary to settle a dispute regarding such allocation with a Governmental Entity, and the parties hereto shall promptly inform one another of any challenge by any Governmental Entity to the Purchase Price Allocation and shall consult with and keep one another informed with respect to the state of, and any discussion, proposal or submission with respect to, such challenge and shall cooperate in good faith to promptly amend the Purchase Price Allocation as appropriate in the event of any such challenge. If the Purchase Price Allocation is not agreed by the parties within sixty (60) days after the Closing Date, Seller and Purchaser may each allocate the Initial Purchase Price and the Final Purchase Price as they deem appropriate; provided, that in all cases the Inventory Value shall be allocated solely to the Purchased Assets that comprise Inventory.

3.3           Closing; Closing Deliverables. (a) Subject to the satisfaction or waiver of all of the conditions set forth in Article VII hereof, the closing of the purchase and sale of the Purchased Assets (the "Closing") shall take place at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York, 10036-2787, on December 18, 2013, or if the conditions set forth in Article VII hereof have not been satisfied or waived by such date, then within three (3) Business Days, after the last of the conditions set forth in Article VII hereof is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfilment or waiver of those conditions), or at such other time, date or place as the parties hereto shall agree in writing. Such date is herein referred to as the "Closing Date".

(b)           At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)           a certificate signed by an authorized officer of Seller, dated as of the Closing Date, confirming the matters set forth in Sections 7.2(a) and 7.2(b);

(ii)           a counterpart to the bill of sale attached as Exhibit D hereto (the "Bill of Sale") duly executed by Seller;

(iii)           if the Terminals Sale Closing has not occurred prior to or simultaneous with the Closing, a counterpart to each Storage Agreement duly executed by Seller; and

(iv)           a counterpart to the assignment and assumption agreement in the form attached as Exhibit E hereto ("Assignment and Assumption of Contracts"), duly executed by Seller.

(c)           At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i)           the Initial Purchase Price pursuant to Section 3.1(b);

(ii)           a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, confirming the matters set forth in Sections 7.3(a) and 7.3(b);

(iii)           a counterpart to the Bill of Sale duly executed by Purchaser;

(iv)           if the Terminals Sale Closing has not occurred prior to or simultaneous with the Closing, a counterpart to each Storage Agreement duly executed by Purchaser and Parent;

(v)           a counterpart to the Assignment and Assumption of Contracts, duly executed by Purchaser; and

(vi)           if the Terminals Sale Closing has occurred prior to Closing, a guarantee by Parent of Purchaser's obligations under each Assumed Storage Contract as set forth in Exhibit F hereto.

(d)           Seller shall promptly transfer to Purchaser any Purchased Asset which may be received by Seller after the Closing. Each party hereto shall, at any time and from time to time after the Closing, upon the request of the other party, do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged or delivered, all such further acts, deeds, assignments, transfers, conveyances or assurances as may be reasonably required to convey, transfer, assign and deliver to Purchaser the Purchased Assets, or to perfect or record title of Purchaser to the Purchased Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

4.1           Due Organization, Good Standing and Corporate Power. Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has all requisite corporate power and authority to own the Purchased Assets. Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the Purchased Assets owned by Seller make such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2           Authorization; Noncontravention. (a) Seller has the requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of Purchaser, this Agreement and all such other instruments and agreements constitute valid and binding obligations of Seller, enforceable against Seller in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of the certificate of incorporation or by-laws of Seller, (ii) subject to receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Schedule 5 hereto, conflict with or result in a breach of, or constitute a default under, require the prior consent of any party (other than Seller) or result in the acceleration of any obligation or loss of any benefits under, any Assumed Contract or other instrument by which the Purchased Assets are bound or (iii) subject to the applicable requirements of the HSR Act and any other applicable Antitrust Laws, contravene any Law or any Order applicable to Seller or by which any of the Purchased Assets are bound, except, in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3           Consents and Approvals. Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, no consent of or filing with any Governmental Entity must be obtained or made by Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations or filings which have been obtained or made or, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4           Assumed Contracts. Each Assumed Contract is (or, with respect to Closing Date Spot Contracts, will be as of the Closing) a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and, to the Knowledge of Seller, is (or, with respect to Closing Date Spot Contracts, will be as of the Closing) a valid and binding obligation of the other party thereto enforceable against such other party in accordance with its terms, in each case except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law). Seller is not (or, with respect to any Closing Date Spot Contract, will not be as of the Closing) in material breach of any Assumed Contract. To the Knowledge of Seller, no other party to any Assumed Contract is in material breach of such Assumed Contract.

4.5           Litigation. There is no action, suit, proceeding at law or in equity, or arbitration by, before or against any Governmental Entity or any other Person, pending in respect of the Purchased Assets or the Assumed Liabilities, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller is not subject to any Order which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.6           Finders; Brokers. Except for Goldman, Sachs & Co. (the fees and expenses of which shall be the responsibility of Seller), no agent, broker, Person or firm acting on behalf of Seller or any of its Affiliates is, or shall be, entitled to any broker's fees, finder's fees or commissions in connection with this Agreement or any of the transactions contemplated hereby.

4.7           Employee Benefits and Labor. (a) Set forth on Schedule 6 hereto is a true and complete list as of the date hereof of each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each material fringe benefit, deferred compensation, severance, stock option, stock appreciation rights, incentive and bonus plan maintained or contributed to, or required to be contributed to, by Seller for the benefit of the Business Employees, but excepting any such plan sponsored in whole or in part by any government, Governmental Entity or union or employee organization or any Person other than Seller or its Affiliates (collectively, the "Employee Benefit Plans").

(b)          Seller has not incurred any unsatisfied Liability under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA or under any non-U.S. Law or regulation in respect of any employee benefit plan or arrangement that would reasonably be expected to result in the imposition of any Liability on Purchaser. No Purchased Asset is or is currently expected to be subject to any Lien arising under Section 430(k) of the Code or Section 303(k) or Title IV of ERISA or any non-U.S. Law or regulation in respect of any employee benefit plan or arrangement.

(c)          Each Employee Benefit Plan that is intended to be "qualified" within the meaning of Section 401(a) of the Code has received, or has timely requested, a favorable determination letter or opinion letter from the Internal Revenue Service, and, to the Knowledge of Seller, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of any such determination letter or opinion letter.

(d)          Seller is not party or subject to any labor union or collective bargaining contract in respect of any Business Employees. There are no pending strikes, lockouts, work stoppages or slowdowns, pickets, boycotts, unfair labor practice charges, labor disputes or grievances involving the Business Employees, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. In respect of the Business Employees, Seller is in compliance with all applicable Laws relating to labor or employment practices or relations, except for any non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)          Seller has complied in all material respects with its payment obligations to all Business Employees in respect of all wages, salaries, commissions, bonuses, profit sharing, benefits, vacation pay and other compensation due and payable to such Business Employees under any policy, practice, contract, program or applicable requirements of Law, except for any non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)           Schedule 7 sets forth (i) a true and complete list of the respective base salaries as of the date of this Agreement for the Business Employees, (ii) an indication of the years of service with Seller and its Affiliates, to the extent such service was credited for such purpose by Seller and its Affiliates and any predecessor employer, assuming continued employment through an assumed Closing Date of November 30, 2013, and (iii) a total of all accrued vacation entitlements, including unused vacation days, for Business Employees as of the date of this Agreement, and an indication of the number of additional accrued vacation days each Business Employee would earn assuming continued employment through an assumed Closing Date of November 30, 2013, as well as a description of Seller's vacation policies in respect thereof.

4.8           Title to Purchased Assets. Seller is the owner of and has good and valid title to the Purchased Assets (other than Assumed Contracts, which are the subject of Section  4.4), free of Liens of any kind or nature whatsoever other than Permitted Liens, except for Inventory disposed of in the ordinary course of the Bunker Oil Business, consistent with past practice. Other than this Agreement, there is no contract, option or other right outstanding in favor of any Person for the purchase from Seller of any of the Purchased Assets (other than Assumed Contracts, which are the subject of Section 4.4), other than in the ordinary course of the Bunker Oil Business.

4.9           Financial Information. The financial information provided by Seller to Purchaser entitled "Hess Corporation 2010-2012 Bunker Sales, Margin" attached as Schedule 8 is consistent with the financial books and records of Seller from which it is derived and presents fairly in all material respects the sales and margins of the Bunker Oil Business for the periods covered thereby.

4.10  Permits. Schedule 9 sets forth all material Permits necessary to conduct the Bunker Oil Business as it is now being conducted.

4.11   Exclusivity of Representations. The representations and warranties made by Seller in this Article IV are the exclusive representations and warranties made by Seller and its Affiliates. Except for any representations and warranties set forth in this Article IV, the Purchased Assets are sold "AS IS, WHERE IS," and Seller expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to Liabilities, operations of the facilities, the title, condition, value or quality of assets of Seller or the prospects (financial and otherwise), risks and other incidents of Seller as they relate to the Purchased Assets and the Assumed Liabilities, and SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF QUALITY, MERCHANTABILITY, NON-INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE ASSETS OF SELLER OR ANY PART THEREOF. No material or information provided by or communications made by Seller or any of its Affiliates, or by any advisor thereof, whether by use of a "data room," or in any information memorandum, or otherwise, or by any broker or investment banker, will cause or create any warranty, express or implied, as to or in respect of Seller or the title, condition, value or quality of the Purchased

Assets and the Assumed Liabilities. Purchaser agrees that, except in the case of fraud, neither Seller nor any other Person will have or be subject to any Liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser's use of, any information regarding Seller or its assets and Liabilities, including any offering memorandum prepared, as supplemented or amended, and any information, document or material made available to Purchaser or its Affiliates in expectation of the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby jointly and severally represent and warrant to Seller as follows:

5.1           Due Organization, Good Standing and Corporate Power. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

5.2           Authorization; Noncontravention. (a) Each of Parent and Purchaser has the requisite corporate power and authority and has taken all corporate or other action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Parent or Purchaser as contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of Seller and each other Person (other than Parent and Purchaser) party thereto, this Agreement and all such other instruments and agreements constitute valid and binding obligations of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Parent and Purchaser as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws or similar governance documents of Parent or Purchaser, (ii) conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any contract or other instrument by which Parent or Purchaser or any of their properties or assets are bound or (iii) subject to the applicable requirements of the HSR Act and any other applicable Antitrust Laws, contravene any Law or any Order applicable to Parent or Purchaser or by which any of their properties or assets are bound, except, in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Parent's or Purchaser's ability to consummate the transactions contemplated by this Agreement.

5.3           Consents and Approvals. Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, no consent of or filing with any Governmental Entity must be obtained or made by Parent or Purchaser in connection with the execution and delivery of this Agreement by Parent and Purchaser or the consummation by Parent and Purchaser of the transactions contemplated by this Agreement.

5.4           Finders; Brokers. No agent, broker, Person or firm acting on behalf of Parent, Purchaser or any of their Affiliates is or shall be entitled to any fee, commission or broker's or finder's fees in connection with this Agreement or any of the transactions contemplated hereby from Seller or any of its Affiliates.

ARTICLE VI

COVENANTS

6.1           Public Announcements. Each of Seller and Purchaser shall (a) consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, (b) provide to the other party for review a copy of any such press release or public statement and (c) not issue any such press release or make any such public statement prior to such consultation and review and the receipt of the prior consent of the other party to this Agreement, unless required by applicable Law or regulations of any applicable stock exchange, in which case, the party required to issue the press release or make the public statement shall, prior to issuing such press release or making such public statement, use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or statement to the extent practicable.

6.2           Tax Matters; Bulk Sales. (a) All excise, sales, use, transfer, ad valorem, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar taxes, levies, charges and fees (and any interest and penalties thereon) that arise out of or are in connection with or attributable to the purchase and sale transactions effected pursuant to this Agreement, if any (collectively, "Transfer Taxes") shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. Purchaser shall cooperate with Seller, and Seller shall cooperate with Purchaser, with respect to the provision of any appropriate resale exemption certifications and other similar documentation. The party that is required by Law to make the filings, reports, or returns with respect to any applicable Transfer Taxes shall do so, and the other party shall cooperate with respect thereto as necessary.

(b)           Notwithstanding anything to the contrary in this Agreement, Purchaser hereby waives compliance by Seller with respect to any applicable "bulk-sale", "bulk-transfer", or similar Laws of any jurisdiction in connection with the transfer or sale to Purchaser of the Purchased Assets.

6.3           Employee Relations and Benefits. (a) Purchaser shall make offers of employment in accordance with this Section 6.3 at least twenty (20) days prior to the Closing Date, with such employment to commence as of immediately following the Closing, to each Business Employee at a base salary equivalent to such Business Employee's base salary in effect on the Closing Date and with bonus opportunity and benefits that are comparable to those received by similarly situated U.S. employees of Parent's Affiliates. Purchaser shall be responsible for all salaries or wages (including commissions, bonuses, incentive pay, overtime, premium pay, shift differentials and severance pay) accruing after the Closing with respect to the Affected Employees' service with Purchaser and its Affiliates following the Closing.

(b)           Each Affected Employee shall be provided credit by Purchaser for all service with Seller and its Affiliates, to the same extent as such service was credited for such purpose by Seller and its Affiliates and any predecessor employer, under all employee benefit plans, programs, policies and benefits of Purchaser or its Affiliates for all purposes (including eligibility, vesting and benefit accrual) to the extent (i) the Affected Employee is eligible to participate under such plans, programs, polices and benefits and (ii) it is permitted thereunder.

(c)           Purchaser shall be responsible for all accrued vacation entitlements, including unused vacation days, for Affected Employees as of the Closing Date consistent with Purchaser's vacation policies in respect of the use thereof.

(d)           Coverage for all Affected Employees and their respective spouses and dependents under all employee welfare benefit plans (within the meaning of Section 3(1) of ERISA) provided by Seller shall cease to be effective immediately prior to the Closing Date. Commencing on the Closing Date, Purchaser shall provide coverage and benefits for all Affected Employees and their respective eligible spouses and dependents under its welfare benefit plans and shall use its commercially reasonable efforts to waive any waiting periods or limitations for pre-existing conditions or other limitations or exclusions from coverage under its welfare benefit plans (including its medical, dental, prescription drug, hospitalization, life insurance, short-term and long-term disability plans), and shall use its commercially reasonable efforts to ensure that such employees, spouses and dependents are given credit for any amounts paid toward deductibles, co-payments, co-insurance, out-of-pocket limits or other fees on or prior to the Closing Date. All claims incurred with respect to Affected Employees and their eligible spouses and dependents on and after the Closing Date for welfare benefits under any welfare plan of Purchaser or any of its Affiliates shall be the responsibility of the welfare benefit plans provided by Purchaser. Notwithstanding the foregoing, Purchaser and its Affiliates shall not have any responsibility with respect to severance benefits in respect of Business Employees under any plan, policy, program or arrangement of Seller and its Affiliates or for any COBRA-related costs in respect of any plan of Seller and its Affiliates. Claims incurred with respect to Business Employees and their eligible spouses and dependents for welfare benefits prior to the Closing Date shall be the responsibility of the welfare benefit plans of Seller. For purposes of this Section 6.3(d), a claim will be deemed "incurred" on the date that the event that gives rise to the claim occurs (for purposes of life insurance, accident and disability benefits) or on the date that treatment, services or products are provided (in the case of healthcare benefits).

(e)           Purchaser shall assume responsibility for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA and any similar state or territory Law ("COBRA"), including the provision of continuation coverage, with respect to all Affected Employees, and their spouses and dependents, for whom a qualifying event under a welfare plan of Purchaser or its Affiliates occurs on or after the Closing Date. The terms "continuation coverage" and "qualifying event" are used herein as defined in COBRA.

(f)           When a Business Employee who is, on the Closing Date, absent due to vacation, illness or on short-term disability (including maternity disability) or workers' compensation seeks to return to active employment, Purchaser shall offer immediate employment to such Business Employee in the same or a comparable position to that which such Business Employee occupied before such absence but only at such time that such Business Employee is medically capable of performing the essential functions of the position occupied immediately before such absence. In addition, immediate employment in the same or comparable positions will be offered by Purchaser to those Business Employees returning from authorized leaves of absence such as parental, family and medical, and military leaves or other leaves where return to work is subject to statutory requirements. Such employees returning from disability, leaves of absence or otherwise will be subject to the same pay and benefits arrangements as required by Section 6.3(a) above.

(g)           Nothing in this Agreement, express or implied, shall: (i) confer upon any Business Employee, or any Representative of any such employee, any rights or remedies, including any right to employment or continued employment or any level of pay or benefits for any period or terms of employment, of any nature whatsoever; or (ii) constitute or be deemed to constitute an amendment to any Employee Benefit Plan or other employee benefit plan for any purpose.

6.4           Conduct of Bunker Oil Business Pending the Closing Date. Seller agrees that, except as (a) set forth on Schedule 10 attached hereto, (b) may be required by this Agreement, or (c) required by Law, by a Governmental Entity, or by any contract to which Seller is a party, during the period commencing on the date hereof and ending on the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.1, it shall conduct the Bunker Oil Business in all material respects in the ordinary course of business consistent with past practices. Purchaser acknowledges and agrees that the Terminals Sale Closing may occur prior to or simultaneous with the Closing and, if it does occur prior to or simultaneous with the Closing, that Seller shall enter into Assumed Storage Contracts with Buckeye Partners L.P. or its Affiliates. If the Terminals Sale Closing does not occur prior to or simultaneous with the Closing, Purchaser acknowledges and agrees that Seller will assign to Buckeye Partners L.P. or its Affiliates the Storage Agreements entered into with Purchaser and Parent in accordance with the terms of this Agreement. Furthermore, during the period commencing on the date hereof and ending on the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.1, Seller shall, upon reasonable prior notice and during regular business hours, afford Purchaser and its Representatives reasonable access to the personnel, properties (including a Purchaser employee being regularly present at such properties), books and records of Seller relating to the Seller's Bunker Oil Business, the Purchased Assets and the Assumed Liabilities to the extent Purchaser reasonably believes necessary or advisable to familiarize itself with the Seller's Bunker Oil Business operations and to prepare for the transition thereof to Purchaser; provided, that Seller may restrict the foregoing access to the extent that in the reasonable judgment of Seller, any applicable Law requires it to restrict such access; provided, further, that no such access shall unreasonablyinterfere with Seller's operation of its business.

6.5           Efforts to Close; Antitrust Laws. (a) Except as otherwise provided in this Section 6.5, Purchaser and Seller shall, and shall cause their respective Affiliates and Representatives to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Section 7.2 and Section 7.3; provided, that neither Seller nor any of its Affiliates shall be required to repay any indebtedness for borrowed money, amend any contract to increase the amount payable thereunder or otherwise to be materially more burdensome to Seller or any of its Affiliates, commence any litigation, offer or grant any accommodation (financial or otherwise) to any third party, pay any amount or bear any other incremental economic burden; and provided, further, that no party hereto shall incur any expense that would be payable by any other party hereto without the consent of such other party.

(b)           Purchaser and Seller shall file, to the extent required, the Notification and Report Forms required under the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and pay the required filing fee no later than five (5) Business Days following the date hereof, and request early termination of the waiting period therein.

(c)           Purchaser and Seller shall consult and cooperate with one another in connection with the preparation of their respective Notification and Report Forms, and cooperate with each other and consider in good faith the views of the other party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transaction contemplated hereby initiated by any Antitrust Authority.

(d)           Purchaser and Seller shall use their respective reasonable best efforts to respond to requests, if any, as may be made by an Antitrust Authority with respect to the transactions contemplated by this Agreement under any Antitrust Law.

(e)           Purchaser shall take all actions necessary to obtain the required consents from Antitrust Authorities, including antitrust clearance under the HSR Act and under any other Antitrust Law, to the extent required, as promptly as practicable, and in any event prior to the End Date. Purchaser shall, at Purchaser's sole cost, resolve objections, if any, and comply with all restrictions and conditions, if any, imposed or requested by any Antitrust Authority with respect to Antitrust Laws in connection with granting any necessary clearance or terminating any applicable waiting period, including (i) agreeing to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any subsidiary, operations, divisions, businesses, product lines, customers or assets of Purchaser or its Affiliates contemporaneously with or after the Closing and regardless as to whether a third party purchaser has been identified or approved prior to the Closing (a "Divestiture"), (ii) taking or committing to take such other actions that may limit Purchaser or its Affiliates' freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, product lines, customers or assets and (iii) entering into any Order, consent decree or other agreement to effectuate any of the foregoing.

(f)           Notwithstanding anything to the contrary contained in this Agreement, Purchaser agrees that it shall:

(i)           terminate any contract or other business relationship as may be required to obtain any necessary clearance of any Antitrust Authority or to obtain termination of any applicable waiting period under any Antitrust Laws;

(ii)           not extend any waiting period or enter into any agreement or understanding with any Antitrust Authority to extend any waiting period; and

(iii)           oppose fully and vigorously any request for the entry of, and seek to have vacated or terminated, any Order, judgment, decree, injunction or ruling of any Antitrust Authority that could restrain, prevent or delay the Closing, including by defending through litigation (including by retaining all appropriate expert witnesses and consultants), any action asserted by any Person in any court or before any Antitrust Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or Order by any Antitrust Authority, or, if requested by Seller, Purchaser shall commence or threaten to commence and pursue vigorously any action Seller believes to be helpful in obtaining any necessary clearance of any Antitrust Authority or obtaining termination of any applicable waiting period under any Antitrust Laws, or in terminating any outstanding action, it being understood that the costs and expenses of all such actions shall be borne by Purchaser. Seller shall be permitted to participate in all aspects of the defense of such proceedings and Purchaser shall use its best efforts to prevail in such proceedings. Purchaser shall be responsible for the payment of its own expenses, including legal fees and expenses, in seeking to prevent the entry of any such Order.

(g)           In furtherance of the foregoing, Purchaser shall negotiate in good faith with all Antitrust Authorities and all third parties in connection with a Divestiture or any other matter referred to in Section 6.5(e) in order to enter into definitive agreements with all such Persons as promptly as practicable.

(h)           Purchaser shall not withdraw its Notification and Report Form without the express written consent of Seller.

(i)           Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby or any other transaction contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of any of the transactions contemplated hereby.

(j)           Purchaser shall be responsible for (i) the payment of all filing fees under the HSR Act and (ii) the payment of Seller's reasonable and documented out-of-pocket expenses in connection with obtaining the approval of any Antitrust Authority, including legal fees and expenses (other than Seller's fees and expenses in connection with the preparation and filing of the Notification and Report Forms required under the HSR Act with respect to the transactions contemplated by this Agreement), in substantially complying with any formal request for additional information or documentary material from any Antitrust Authority and in connection with any litigation.

6.6           Seller's Marks. Following the Closing Date and except as otherwise expressly permitted hereunder or in writing by Seller, neither Purchaser nor any of its Affiliates shall register, or attempt or seek to register, or use, in any fashion, including in signage, corporate letterhead, business cards, Internet web sites, marketing material or content and the like in connection with any products or services anywhere in the world in any medium, any trademark, service mark, trade dress, domain name, corporate name, trade name or other indicia of origin that is confusingly similar to any of the trademarks, service marks, trade dress, domain names, corporate names, trade names or other indicia of origin that are not Purchased Assets and are owned or used as of the Closing Date by Seller or any of its Affiliates, including "Hess" and "Hess Oil" (collectively, "Seller's Marks"). Except as otherwise expressly permitted in writing by Seller, Purchaser shall ensure that, within sixty (60) days following the Closing Date, Bunker Oil Business materials that publicly display Seller's Marks or are otherwise distributed to the public, customers or suppliers (including letterhead, advertising materials, marketing brochures and the like) bearing Seller's Marks are at Seller's election, returned to Seller, destroyed or otherwise permanently altered to entirely remove Seller's Marks.

6.7           Further Assurances. At any time and from time to time after the Closing Date, without further consideration, each party hereto shall, at the reasonable request of the other party hereto, execute and deliver such further instruments of conveyance, assignment, assumption and transfer with respect to the Purchased Assets and the Assumed Liabilities and take such further action as may be necessary or appropriate in order to (a) effectuate the intent of this Agreement, (b) perfect or record title of Purchaser in the Purchased Assets, (c) put Purchaser in possession of the Purchased Assets and (d) provide such other party in all material respects with the intended benefits of this Agreement. If Purchaser receives any assets of Seller that are not Purchased Assets, Purchaser agrees to promptly return or cause the return to Seller of, or allow Seller or its Representatives to remove and recover, such assets at Seller's expense. In furtherance of the foregoing, with respect to such assets that Seller will remove and recover, Purchaser shall grant to Seller and its Representatives reasonable access to Purchaser's property from and after the Closing Date for a reasonable period of time not to exceed one hundred-eighty (180) days to permit Seller and its Representatives to remove and recover such assets and make any other appropriate arrangements with respect thereto. If Seller retains any of the Purchased

Assets, Seller agrees to promptly transfer or cause the transfer of such assets to Purchaser at Purchaser's expense.

6.8           Limited Licenses. Seller hereby grants to Purchaser a limited, non-exclusive, non-assignable license (without right to sub-license) and right at no charge to Purchaser (i) to use Seller's Marks to the extent permitted by Section 6.6; (ii) to use the BLADES Application; and (iii) subject to Purchaser having obtained from Triple Point Technology, Inc. (at no cost to Seller) the right to use the Tempest Software (if required), to use (or have Seller use for Purchaser's benefit) the Tempest Software, in each case as used by Seller immediately prior to the Closing Date and only in connection with Purchaser's operation of the Bunker Oil Business for a period of ninety (90) days after the Closing Date with respect to the BLADES Application and for a period of sixty (60) days after the Closing Date with respect to Seller's Marks and the Tempest Software.

ARTICLE VII

CONDITIONS PRECEDENT

7.1           Conditions to the Obligations of Each Party. The respective obligations of Purchaser and Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver in writing by Seller and Purchaser at or before the Closing Date of each of the following conditions:

(a)           Injunctions; Illegality. No Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

(b)           HSR Act. Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

7.2           Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a)           Performance. All of the agreements and covenants of Seller to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)           Representations and Warranties. (i) The representations and warranties of Seller contained in Article IV hereof shall be true and correct as of the Closing Date as if made at and as of such date, except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that this condition shall not apply to any failure to be true and correct arising from or relating to (x) the parties' compliance with Section 6.5 or (y) the application of Antitrust Laws (including any action or judgment arising under Antitrust Laws) to the transactions contemplated by this Agreement.

(c)           Closing Deliverables. Seller shall have delivered or caused to be delivered to Purchaser the items set forth in Section 3.3(b).

7.3           Conditions to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Seller, on or prior to the Closing Date, of the following further conditions:

(a)           Performance. All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)           Representations and Warranties. The representations and warranties of Purchaser contained in Article V hereof shall be true and correct at and as of the Closing Date as if made at and as of such time, except for such failures as have not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser's ability to consummate the transactions contemplated by this Agreement.

(c)           Closing Deliverables. Purchaser shall have delivered or caused to be delivered to Seller the items set forth in Section 3.3(c).

7.4                      Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure were caused by such party's failure to comply with Section 6.5.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; PARENT GUARANTEE

8.1            Survival of Representations and Warranties.The respective representations and warranties of Seller, Parent and Purchaser contained in this Agreement shall survive until the date that is twelve (12) months from the Closing Date. Each covenant and other agreement of Parent, Purchaser or Seller herein shall survive in accordance with its terms.

8.2           Indemnification by Seller. Subject to the other provisions of this Article VIII, Seller shall indemnify Purchaser and its Representatives, subsidiaries, direct and indirect parent companies, shareholders, partners, members, managers, officers and directors (the "Purchaser Indemnitees") and save and hold each of them harmless against any Losses suffered, incurred or paid by them as a result of, arising out of or related to (a) any failure of any representation or warranty made by Seller in this Agreement to be true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect or any similar qualification therein, other than with respect to Section 4.7 and Section 4.10) in all respects on and as of the date hereof and on and as of the Closing Date, (b) any breach of any covenant or agreement by Seller contained in this Agreement and (c) any Retained Liability.

8.3           Indemnification by Purchaser. Subject to the other provisions of this Article VIII, Parent and Purchaser shall jointly and severally indemnify Seller and its Representatives, subsidiaries, direct and indirect parent companies, shareholders, partners, members, managers, officers and directors (the "Seller Indemnitees") and save and hold each of them harmless against any Losses suffered, incurred or paid by them as a result of, arising out of, or related to (a) any failure of any representation or warranty made by Parent or Purchaser in this Agreement to be true and correct (without giving effect to any qualifications as to materiality or Material Adverse Effect or any similar qualification therein) in all respects on and as of the date hereof and on and as of the Closing Date, (b) any breach of any covenant or agreement by Parent or Purchaser contained in this Agreement and (c) any Assumed Liability.

8.4           Limitation on Indemnification. No party shall be liable for any claim for indemnification pursuant to Section 8.2(a) or Section 8.3(a) until the aggregate amount of Losses which may be recovered from such party pursuant to such provisions equals or exceeds an amount equal to one percent (1%) of the Initial Purchase Price, in which case the Indemnifying Party shall be liable only for the aggregate amount of Losses in excess of such amount; provided, that the maximum aggregate amount of Losses which may be recovered for indemnification from either party pursuant to the provisions of Section 8.2(a) or Section 8.3(a) shall be an amount equal to ten percent (10%) of the Initial Purchase Price; provided, further, that the maximum aggregate amount of Losses which may be recovered from Seller pursuant to Section 8.2 and Purchaser pursuant to Section 8.3, in each case, shall not exceed an amount equal to the Final Purchase Price.

8.5           Losses Net of Insurance. The amount of any Loss for which indemnification is provided under Section 8.2 or Section 8.3 shall be net of (a) any insurance proceeds (net of any costs of investigation of the underlying claim and of collection) received as an offset against such Loss (each such source of recovery, a "Collateral Source") and (b) an amount equal to the present value of the tax benefit, if any, attributable to such Loss. Each Indemnified Party shall take commercially reasonable steps to mitigate any Losses as soon as reasonably practicable after such Indemnified Party becomes aware of any event which does, or could reasonably be expected to, give rise to any such Losses (including by pursuing recovery from any Collateral Source). Notwithstanding anything to the contrary contained in Section 8.2 or Section 8.3, no indemnification shall be provided under the Agreement with respect to any Losses that are incidental damages, consequential damages, special damages, damages arising out of business interruption or lost profits, damages arising through the application of any multiplier to any Losses or punitive damages; provided that Losses of any Indemnified Party will include any of such Losses to the extent that they are actually adjudicated as due and actually paid by such Indemnified Party to a third party in connection with an indemnified third party claim.

8.6           Indemnification Procedure. (a) Promptly after the incurrence of any Losses which might give rise to indemnification hereunder, the party seeking indemnification (the "Indemnified Party") shall deliver to the party from which indemnification is sought (the "Indemnifying Party") a claim certificate specifying each individual item of Loss with respect to which indemnification is sought, the date such item was paid or incurred and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder, provided, however, that the failure to timely give such notice shall not relieve the Indemnifying Party from any obligation under this Agreement except to the extent, if any, that the Indemnifying Party is materially prejudiced thereby. The Indemnified Party making the claim shall not be required to admit or deny the validity of the facts or circumstances out of which such Losses arose.

(b)           If the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any Losses specified in any claim certificate, the parties shall attempt in good faith to agree upon the rights of the parties with respect to each Loss to which the Indemnifying Party shall have objected. Should the parties be unable to agree as to any particular item, the Indemnified Party shall be permitted to submit such dispute to the courts set forth in Section 10.7.

8.7           Third-Party Claims. If a claim by a third party is made against any Indemnified Party, and if such party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly notify the Indemnifying Party of such claim by delivery of a claim certificate, provided, however, that the failure to timely give such notice shall not relieve the Indemnifying Party from any obligation under this Agreement except to the extent, if any, that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have ten (10) days after receipt of such notice to assume the conduct and control, at the expense of the Indemnifying Party, through counsel of its choosing, of the settlement or defense of such claim and the Indemnified Party shall cooperate with it in connection therewith, including by making available records relating to such claim and furnishing, without expense to the Indemnifying Party and/or its counsel, such employees of the Indemnified Party as may be reasonably necessary for the preparation of the defense of any such claim or for testimony as witnesses in any proceeding relating to such claim. Notwithstanding any other provision of this Agreement, Purchaser shall not consent to any settlement or compromise of any claim that would require payment by Seller of any amount under Section 8.2 without the written consent of Seller, which consent shall not be unreasonably withheld or delayed.

8.8           Sole Remedy/Waiver. The parties hereto acknowledge and agree that, if the Closing occurs, except in this case of fraud, the remedies provided for in this Article VIII shall be the sole and exclusive remedies for any breach of this Agreement or any claims relating to this Agreement, other documents, certificates or agreements delivered in connection with this Agreement, the Assumed Liabilities, the Purchased Assets, or otherwise.

8.9           Parent Guarantee.Parent hereby irrevocably, absolutely and unconditionally guarantees as a primary obligation to Seller the full, complete and timely payment and performance by Purchaser of all of Purchaser's obligations and assumption of the Assumed Liabilities under this Agreement and any instrument or agreement executed pursuant to this Agreement (all such obligations of Purchaser being the "Purchaser Obligations"). If Purchaser fails or refuses to pay or perform any Purchaser Obligations, Parent shall immediately pay or perform such Purchaser Obligations. This Section 8.9 is a guaranty of payment and performance and not of collection. There are no conditions precedent to the enforcement of this Section 8.9. The obligations of Parent hereunder shall be continuing, absolute and unconditional and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by: (a) any invalidity, illegality or unenforceability against Purchaser of this Agreement or any agreement executed pursuant to this Agreement; (b) any modification, amendment, restatement, waiver or rescission of, or any consent to the departure from, any of the terms of this Agreement or any instrument or agreement executed pursuant to this Agreement;

(c) any exercise or non-exercise by Seller of any right or privilege under this Agreement or any agreement executed pursuant to this Agreement or any notice of such exercise or non-exercise; (d) any extension, renewal, settlement, compromise, waiver or release in respect of any Purchaser Obligation, by operation of law or otherwise, or any assignment of any Purchaser Obligation by Seller; (e) any change in the corporate existence structure or ownership of Purchaser; (f) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Purchaser or Purchaser's assets or any resulting release or discharge of any Purchaser Obligation; (g) any requirement that Seller exhaust any right or remedy or take any action against Purchaser or any other Person before seeking to enforce the obligations of Parent under this Section 8.9; (h) the existence of any defense, set-off or other rights (other than a defense of payment or performance) that Parent may have at any time against Purchaser or any other Person, whether in connection herewith or any unrelated transactions; (i) any other act or failure to act or delay of any kind by Purchaser or any other Person; or (j) any other circumstance whatsoever that might, but for the provisions of this Section 8.9, constitute a legal or equitable discharge of the Purchaser Obligations or the obligations of Parent hereunder, including all defenses of a surety. This Section 8.9 shall continue to be effective, or be automatically reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the Purchaser Obligations is rescinded or must otherwise be restored, returned or rejected by Seller for any reason, including upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Purchaser, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Purchaser or any substantial part of Purchaser's property, or otherwise, all as though such payments had not been made. Parent agrees that it will indemnify Seller on demand for all costs and expenses (including reasonable attorneys' fees and disbursements) incurred by Seller in connection with such rescission or restoration, which amounts shall be in addition to all other obligations hereunder. If Seller is required to refund part or all of any payment of Purchaser with respect to any of the Purchaser Obligations, such payment shall not constitute a release of Parent from any Liability hereunder, and Parent's Liability hereunder shall be reinstated to the fullest extent allowed under applicable Law and shall not be construed to be diminished in any manner.
ARTICLE IX

TERMINATION

9.1           Termination Events. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)           by mutual written consent of Seller and Purchaser;

(b)           by either Seller or Purchaser, if:

(i)           any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that the party seeking to terminate pursuant to this Section 9.1(b)(i) shall have complied with its obligations, if any, under Section 6.5; or

(ii)           the Closing Date shall not have occurred on or prior to the date that is three (3) months from the date of this Agreement (the "End Date"); provided, that neither party may terminate this Agreement pursuant to this Section 9.1(b)(ii) if such party is in material breach of this Agreement;

(c)           by Seller, if: (i) any of the representations and warranties of Purchaser contained in Article V hereof shall fail to be true and correct or (ii) there shall be a breach by Purchaser of any covenant or agreement of Purchaser in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the thirtieth (30th) day after written notice thereof is given by Seller to Purchaser and (2) the day that is five (5) Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 9.1(c) if Seller is in material breach of this Agreement; or

(d)           by Purchaser, if: (i) any of the representations and warranties of Seller contained in Article IV hereof shall fail to be true and correct, or (ii) there shall be a breach by Seller of any covenant or agreement of Seller in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the thirtieth (30th) day after written notice thereof is given by Purchaser to Seller and (2) the day that is five (5) Business Days prior to the End Date; provided, that Purchaser may not terminate this Agreement pursuant to this Section 9.1(d) if Purchaser is in material breach of this Agreement.

9.2           Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1 by Purchaser, on the one hand, or Seller, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect and there shall be no Liability hereunder on the part of Seller or Purchaser, except that Section 6.5(j) (Efforts to Close; Antitrust Laws), this Article IX (Termination) and Article X (Miscellaneous) hereof shall survive any termination of this Agreement. Nothing in this Section 9.2 shall relieve or release any party to this Agreement of any Liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost (taking into consideration relevant matters, including other combination opportunities and the time value of money) arising out of such party's material breach of any provision of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1    Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection herewith will be paid by the party incurring such costs and expenses.

10.2    Notices. All communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or email transmission (in the case of facsimile or email transmission, with copies by overnight courier service or registered mail) to the parties as follows (or, in each case, as otherwise notified by either party) and shall be effective (i) immediately when sent by facsimile or email between 9:00 A.M. and 6:00 P.M. (New York City time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (New York City time) on the next Business Day) and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)          If to Seller, to:

c/o Hess Corporation
1185 Avenue of the Americas, Floor 40
New York, New York 10024

Attention:      Timothy B. Goodell, Senior Vice President
        and General Counsel
Fax:                 (212) 536-8241
email:              tgoodell@hess.com

with a copy (which shall not constitute notice or service of process) to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036

Attention:      John M. Reiss
Gregory Pryor
Fax:                 (212) 354-8113
email:              jreiss@whitecase.com
gpryor@whitecase.com;

(b)          if to Parent or Purchaser, to:

c/o Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171

Attention:        E. Nikolas Tavlarios
Fax:                   (212) 763-5659
email:                 ntavlarios@ampni.com

with a copy (which shall not constitute notice or service of process) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Attention:      Gary Wolfe
 James Abbott
Fax:                  (212) 480-8421

email:              wolfe@sewkis.com
abbott@sewkis.com

10.3           Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.

10.4           Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except with respect to Article VIII hereof, which shall inure to the benefit of each Purchaser Indemnitee and Seller Indemnitee, all of whom are intended as express third-party beneficiaries thereof, no other Person not party to this Agreement shall be entitled to the benefits of this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party; provided, that any assignment by Purchaser to (i) Parent or any wholly owned subsidiary of Parent or (ii) following the Closing, to any Person which purchases all or substantially all of the assets of Purchaser, or of the business unit within Purchaser's Affiliated group of companies of which the Bunker Oil Business forms a part or any successor to the Bunker Oil Business or such business unit, may in each case be made without any such consent, but neither Purchaser nor Parent shall be relieved of any of its obligations under this Agreement in the event of such assignment.

10.5           Amendment and Modification. This Agreement may not be amended except by a written instrument executed by Purchaser and Seller.

10.6           Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile and by scanned .pdf image.

10.7           Applicable Law. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF. THE STATE OR FEDERAL COURTS LOCATED WITHIN NEW YORK COUNTY IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY'S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT

IN AN INCONVENIENT FORUM. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.2, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

10.8           Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.9           Waiver of Jury Trial. PURCHASER AND SELLER HEREBY IRREVOCABLY WAIVE, AND SHALL CAUSE THEIR RESPECTIVE SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.10           Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.11           Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12           Specific Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the parties shall be entitled to equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Purchaser and Seller have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

AEGEAN MARINE PETROLEUM NETWORK INC.

By:	/s/ Nikolas Tavlarios
Name: Nikolas Tavlarios
Title: President and Principal Executive Officer

AEGEAN BUNKERING (USA) LLC

By:	/s/ Nikolas Tavlarios
Name: Nikolas Tavlarios
Title: President

HESS CORPORATION

By:	/s/
Name:
Title:

HESS CORPORATION

By:	/s/ Timothy B. Goodell
	Name:	Timothy B. Goodell
	Title:	Senior Vice President and General Counsel

[Signature Page to Purchase and Sale Agreement]

Exhibit A: Inventory Value Policies and Procedures
[See attached.]

Exhibit B: Forms of Storage Agreements
[See attached.]

Exhibit C: Inventory Measurement Policies and Procedures
[See attached.]

Exhibit D: Form of Bill of Sale
[See attached.]

Exhibit E: Assignment and Assumption of Contracts
[See attached.]

Exhibit F: Guarantee

Aegean Marine Petroleum Network Inc. ("Parent") hereby irrevocably, absolutely and unconditionally guarantees as a primary obligation to Terminal Operator (as such term is defined in the Bunker Storage Agreement) the full, complete and timely payment and performance by Customer (as such term is defined in the Bunker Storage Agreement) of all of Customer's obligations under [applicable Assumed Storage Contract or Storage Agreement] (the "Bunker Storage Agreement") (all such obligations of Customer being the "Customer Obligations"). If Customer fails or refuses to pay or perform any Customer Obligations, Parent shall immediately pay or perform such Customer Obligations. This provision is a guaranty of payment and performance and not of collection. There are no conditions precedent to the enforcement of this provision. The obligations of Parent hereunder shall be continuing, absolute and unconditional and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by: (a) any invalidity, illegality or unenforceability against Customer of the Bunker Storage Agreement; (b) any modification, amendment, restatement, waiver or rescission of, or any consent to the departure from, any of the terms of the Bunker Storage Agreement; (c) any exercise or non-exercise by Terminal Operator of any right or privilege under the Bunker Storage Agreement or any notice of such exercise or non-exercise; (d) any extension, renewal, settlement, compromise, waiver or release in respect of any Customer Obligation, by operation of law or otherwise, or any assignment of any rights to receive performance of any Customer Obligation by Terminal Operator; (e) any change in the corporate existence structure or ownership of Customer; (f) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Customer or Customer's assets or any resulting release or discharge of any Customer Obligation; (g) any requirement that Terminal Operator exhaust any right or remedy or take any action against Customer or any other person before seeking to enforce the obligations of Parent under this provision; (h) the existence of any defense, set-off or other rights (other than a defense of payment or performance) that Parent may have at any time against Customer or any other person, whether in connection herewith or any unrelated transactions; (i) any other act or failure to act or delay of any kind by Customer or any other Person; or (j) any other circumstance whatsoever that might, but for this provision, constitute a legal or equitable discharge of the Customer Obligations or the obligations of Parent hereunder, including all defenses of a surety.

This provision shall continue to be effective, or be automatically reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the Customer Obligations is rescinded or must otherwise be restored, returned or rejected by Terminal Operator for any reason, including upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Customer, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Customer or any substantial part of Customer's property, or otherwise, all as though such payments had not been made. Parent agrees that it will indemnify Terminal Operator on demand for all costs and expenses (including reasonable attorneys' fees and disbursements) incurred by Terminal Operator in connection with such rescission or restoration, which amounts shall be in addition to all other obligations hereunder. If Terminal Operator is required to refund part or all of any payment of Customer with respect to any of the Customer Obligations, such payment shall not constitute a release of Parent from any liability hereunder, and Parent's liability hereunder shall be reinstated to the fullest extent allowed under applicable law and shall not be construed to be diminished in any manner.

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